FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

Banco Santander, S.A.

Item

1	Material Fact dated November 2, 2011

MATERIAL FACT
Further to the relevant fact communications dated October 6, 2011 (registry number 151050) and October 13, 2011 (registry number 151525), Banco Santander, S.A. informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on October 31, 2011.
The holders of 72.99% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 125,742,571, corresponding to 1.49% of the share capital, and the amount of the capital increase is 62,871,285.50 Euros. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 776,334,633.35 Euros.
The holders of the remaining 27.01% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,280,112,395 rights for a total gross consideration of 287,294,161.77 Euros. Banco Santander has waived the free allotment rights so acquired.
It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on November 8, 2011, so that ordinary trading of such shares in Spain will commence on November 9, 2011. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.
Boadilla del Monte (Madrid), November 2, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 2, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President